                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X  Form 10-Q __ Form N-SAR
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                 For Period Ended:  March 31, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

            TEAMSTAFF, INC
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Full Name of Registrant


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Former Name if Applicable

            300 ATRIUM DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)

            SOMERSET  NEW JERSY 08873
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this
---              form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
---              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


PART III NARRATIVE


The Company has completed two acquisitions since the March 31, 2000 fiscal quarter and therefore were not reflected in the Form 10Q for the previous year. The first acquisition, an acquisition of assets, occurred in April 2000 and the second, a stock purchase occurred on October 2000. As a result of these acquisitions (including an increase in the Company's credit facilities which occurred in April 2000 to facilitate the initial acquisition), and the continued growth of the Company's operations, the Company's earnings statements to be included in this current Form 10Q will reflect significant changes from the prior period.








Revenues for the fiscal quarter ended March 31, 2001 are expected to be approximately $158,371,000, a significant increase from the March 31, 2000 fiscal quarter's revenues of $79,602,000. Direct expenses, which include direct costs of services such as wages, employment taxes, workers' compensation costs and costs of health and benefits, also increased to $151,868,000 in the March 31, 2001 quarter from $75,105,000 in the March 31, 2000 fiscal quarter. Net Income increased to $301,000 in the March 31, 2001 quarter from $198,000 in the March 31, 2000 quarter.

As previously disclosed, the Company entered into an Agreement and Plan of Merger with BirghtLane.com, Inc. on March 6, 2001 whereby it will acquire BrightLane. Additionally, in order to prepay a certain portion of its outstanding credit facilities to FINOVA Capital, the Company also sold to BrightLane $3,5000,000 of a newly created preferred stock on April 12, 2001. Management has been devoting substantial effort and resources to complete the acquisition and the preferred stock sale. Moreover, management is presently preparing a joint proxy statement/registration statement on Form S-4 to be filed with the SEC in order to obtain shareholder approval of the BrightLane transaction. As a result of these recent transactions, and the ongoing preparation of the Form S-4 registration statement, the Company is unable to file its Form 10-Q for the quarter ended March 31, 2001 without unreasonable expense and effort due to its inability to complete the compilation of all necessary financial information and to provide sufficient time for review by its independent auditors.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          DONALD KELLY                      732                748 - 1700
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X  Yes   __ No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No
                                      ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        TEAMSTAFF, INC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 15, 2001                  By   Donald Kelly
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                                          Donald Kelly Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).